Exhibit 99.1

Danke Announces Appointment of New Director

and Resignation of Director

BEIJING, China, May 7, 2020 /PR Newswire/ — Phoenix Tree Holdings Limited (“Danke” or the “Company”) (NYSE: DNK), one of the largest co-living platforms in China with the fastest growth, today announced that Ms. Lillian Jing Liu has been appointed as a director of the Company’s board of directors (the “Board”), effective today.

Ms. Lillian Jing Liu has served as Danke’s chief people officer since 2019. Prior to joining Danke, Ms. Liu served as the chief human resources officer and a group vice president of SF Express from 2016 to 2019. Prior to that, she served as the senior vice president of human resources of Renren Inc. from 2012 to 2016. From 2004 to 2012, she served as the head of human resources in the North Asia region of Nokia. Prior to that, she served as a business and human resource director of Hewlett-Packard Enterprise from 1999 to 2004. From 1994 to 1999, Ms. Liu served as the head of human resources in the Greater China region of Nortel Networks. Ms. Liu obtained an MBA from City University of Seattle in 1999.

Danke also announced that Mr. Erhai Liu has resigned from his position as a director on the Board, effective today. The resignation of Mr. Liu was not the result of any dispute or disagreement with the Company or the Board on any matter relating to the Company’s operations, policies, or practices. The Board thanks Mr. Liu for his contributions to the development of the Company during his tenure, and wishes him the best in his future endeavors.

ABOUT DANKE

Danke, one of the largest co-living platforms in China with the fastest growth, is redefining the residential rental market through technology and aims to help people live better. Empowered by data, technology, and a large-scale apartment network, Danke’s vibrant and expanding ecosystem connects and benefits property owners, residents, and third-party service providers, and delivers quality and best-in-class services through an innovative “new rental” business model featuring centralization, standardization, and a seamless online experience. Danke was founded in 2015 and is headquartered in Beijing, China. For more information, please visit ir.danke.com.

CONTACTS

Investor Relations Contact

Danke IR

Email: ir@danke.com

Bill Zima

ICR, Inc.

Phone: +1 203-682-8200

Media Relations Contact

Danke PR

Email: pr@danke.com

Edmond Lococo

ICR, Inc.

Phone: +86 (10) 6583-7510